Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Nine Months Ended		Three Months Ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004

AVERAGE MARKET PRICE PER SHARE	$2.30	$1.44	$2.37	$1.18

NET INCOME (LOSS)	$(1,498,654)	$448,877	$(1,073,152)	$312,066

Basic weighted average number of common shares outstanding	3,401,011	3,318,900	3,465,900	3,318,900

Dilutive effect of stock options	—	86,537	—	50,932

Diluted weighted average number of common shares outstanding	3,401,011	3,405,437	3,465,900	3,369,832

Basic earnings (loss) per share	$(.44)	$.14	$(.31)	$.09

Diluted earnings (loss) per share	$(.44)	$.13	$(.31)	$.09